Exhibit 10.1

Acquisition & Participation Agreement

1.          In 2006 Polaris Holdings, Inc. of 2411 Fountainview Drive Suite 120, Houston TX 77057 (“Polaris” or the “Seller”) purchased various oil and gas leases (the “Leases”) from Sunray Operating Company LLC (“Sunray” or the “Operator”).

2.          Velocity Oil & Gas, Inc., a company incorporated in Nevada with offices at 595 Howe Street, Suite 323, Vancouver BC Canada V6C 2T5 (“Velocity”, the “Company” or the “Buyer”), agrees to purchase from Polaris, individually or jointly referred to as the Party or Parties, specific interests in the Leases and secure participation in the further development of the Leases as detailed in Section 5 and Exhibit “A” of this Agreement (“the Properties”).

3.          The agreed total consideration payable by Buyer to Seller for the Properties is FOUR MILLION (4,000,000) common shares in Velocity (the “Purchase Shares”) and SIXTY THOUSAND United States dollars ($ 60,000) (the “Purchase Cash”) (together the “Consideration”). The Buyer hereby agrees to tender to the Seller the Consideration as follows:

(i)
Upon execution of this Agreement the Buyer will issue to the Seller the Purchase Shares which will be credited against the Consideration. These shares are non-returnable and for the Seller to keep even if the Buyer doesn’t complete the transaction as contemplated under this Agreement other than for reasons relating to Clauses 4 and 6 of this Agreement;

(ii)	At Closing TWENTY THOUSAND United States dollars ($ 20,000);

(iii)
On or before January 1, 2008 the balance of the Purchase Cash FOURTY THOUSAND United States dollars ($ 40,000). If the balance of $40,000 is not paid on or before January 1, 2008 the Seller can elect to convert the debt into stock at a conversion price of $0.01 per share or the lowest price quoted for the stock in the last six months – whichever is lower. Alternatively, the Seller can elect to take the “Leases” back and forfeit the $40,000 or the stock but keep the original $20,000 payment as compensation.

4.          The “Effective Date” shall be September 1, 2007 and the “Closing Date” of the sale and purchase shall be September 1, 2007. Closing shall occur at a mutually agreed location on the Closing Date. At Closing the Buyer shall tender, as hereinafter set forth, the part-Consideration detailed in Section 2 (ii). Simultaneously, Seller, as Assignor, shall execute and deliver to the Buyer two counterpart originals of an assignment or assignments conveying the Property to the Buyer as of the Effective Date. Buyer agrees to execute the assignment as Assignee therein. One set of the original and fully executed assignment shall be sent for recording in the relevant county in Texas immediately following Closing. Buyer shall retain the other set of the original executed assignment. Seller shall prepare and submit to Buyer for its review the proposed form of assignment at least 5 days prior to the Closing Date.

5.          Buyer will acquire and participate as follows:

(i)	A ten percent (10%) Working Interest (“WI”) in the Davis No. 1 well; and
(ii)	A ten percent (10%) WI in the Express No. 1 Fite well.

The specific interests in the Properties are detailed in Exhibit “A” of this Agreement.

6.          Buyer will acquire the Properties on the following conditions:

(i)	A satisfactory review of the technical and commercial data substantiating the Consideration paid for the Properties under this Agreement to the satisfaction of the Buyer;

(ii)	A satisfactory review of the Joint Venture Operating Agreement by the Buyer.

Buyer, and its representatives, shall be entitled to conduct a due-diligence review of the Leases at the sole risk and expense of Buyer. Such due-diligence review must be completed by Buyer not less than five days prior to Closing. Seller shall provide Buyer and its representatives access to all data pertaining to the Leases. Buyer shall satisfy itself as to title and physical condition of the Leases including the environmental condition.

7.          On June 30, 2007 the total issued capital of Velocity was 10,882,000 shares. The Purchase Shares increase the issued capital to 14,882,000 and represents 26.9% of the shares of Velocity. If, on or before September 1, 2009 (a period of two years), the number of issued shares increases, Velocity shall issue such number of additional shares to Polaris as to keep Polaris shareholding at a minimum of 25% of the total issued shares of the Company.

8.          All expenses incurred by Buyer in connection with or related to the submission of this offer, the contemplated transaction, and all other matters relevant to Closing, including without limitation, all fees and expenses of counsel, accountants and financial advisors employed by the Buyer shall be borne solely and entirely by the Buyer.

9.          Buyer and Seller agree that the terms and conditions of this Agreement as well as all data and information provided to Buyer by Seller shall be treated as confidential and shall not be disclosed to any third party without the prior written consent of the parties hereto, except as may be required by law. In the event Closing does NOT occur or this Agreement otherwise becomes null and void Buyer agrees to return to Seller any and all information regarding the Leases that were provided to Buyer by Seller.

10.          The Buyer of the Properties shall be based solely on the Buyer’s evaluation of the Leases within the agreed period and Seller warrants no other disclosure. The election to complete the acquisition and funding of the Leases shall reside in the sole election of the Buyer.

11.          This Agreement shall be interpreted under the Laws of the State of Texas.

12.          This Agreement and the exhibits hereto constitute the full and entire understanding and agreement between the Parties and no Party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein.

13.          The parties hereto agree to comply with any and all applicable laws, rules and regulations affecting the Properties and the contemplated transaction.

Agreed to and accepted this 8th day of August, 2007

for Buyer:

Velocity Oil & Gas, Inc.

By:           /S/ Frank A. Jacobs
Frank A. Jacobs, President & CEO

Agreed to and accepted this 8th day of August, 2007

for Seller:

Polaris Holdings, Inc.

By:           /S/ Ingolf Grinde, August 20, 2007

Ingolf Grinde, President & CEO

Agree to contract only Exhibit "A" to be verified.
It looks ok, but the operator Sunray would have to verify the correct names.

Exhibit “A”

Attached to and made a part of that certain Agreement between Velocity Oil & Gas, Inc, as Buyer, and Polaris Holdings, Inc., as Seller, regarding the purchase and sale of the hereinafter described “Leases.”

The Leases:

o	Manvel Field - Davis No. 1 well

Leases covering approximately 80 acres of land in Brazoria County, Texas. Buyer will acquire an undivided 10% interest in the leases, subject to existing overriding royalty interests equal to 25% of 8/8.  Additionally, Gulf Coast Energy is entitled to a 25% working interest after the payout of the Davis No. 1 well on the leases.

o	Sandy Point – Express No. 1 Fite well

Leases covering approximately 160 acres of land in Brazoria County, Texas. Buyer will acquire an undivided 10% interest in the leases, subject to existing overriding royalty interests equal to 25% of 8/8.  Additionally, Sunray is entitled to a one-eighth of eight-eights (12.50% of 8/8) working interest, proportionally reduced at payout.